I, David Smooke (Print Name), the CEO (Principal Executive Officers) of ArtMap Inc. (Company Name), hereby certify that the financial statements of ArtMap Inc. (Company Name) and notes thereto for the periods ending December 31, 2022 (first Fiscal Year End of Review) and December 31, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $1,120,851; taxable income of $-666,288 and total tax of $0.

ArtMap Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04 / 08 / 2024   (Date of Execution).

_____ (Signature)

CEO (Title)

___04 / 08 / 2024_____ (Date)